Exhibit 4.8

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

VERSES AI Inc. (the “Company” or “VERSES”)

205 - 810 Quayside Drive

New Westminster, British Columbia V3M 6B9

Item 2	Date of Material Change

April 18, 2024, and April 30, 2024.

Item 3	News Release

The news releases were disseminated on April 18, 2024, and April 30, 2024, respectively, through Globe Newswire and subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced a non-brokered private placement of special warrants (“Special Warrants”) for gross proceeds of up to C$10,000,000 through the sale of 10,000,000 Special Warrants at a price of C$1.00 per Special Warrant (the “Private Placement”). The Company also announced that it has closed the first tranche (the “First Tranche”) and second tranche (the “Second Tranche”) of the Private Placement. The First Tranche consisted of 7,000,000 Special Warrants issued for gross proceeds of C$7,000,000, and the Second Tranche consisted of 2,325,300 Special Warrants issued for gross proceeds of C$2,325,300. In the aggregate, the Company has raised gross proceeds of C$9,325,300 through the sale of 9,325,300 Special Warrants in the Private Placement.

Item 5	Full Description of Material Change

The Company announced a Private Placement of Special Warrants for gross proceeds of up to C$10,000,000 through the sale of 10,000,000 Special Warrants at a price of C$1.00 per Special Warrant. The Company also announced that it has closed the First Tranche and the Second Tranche of the Private Placement. The First Tranche consisted of 7,000,000 Special Warrants issued for gross proceeds of C$7,000,000, and the Second Tranche consisted of 2,325,300 Special Warrants issued for gross proceeds of C$2,325,300. In the aggregate, the Company has raised gross proceeds of C$9,325,300 through the sale of 9,325,300 Special Warrants in the Private Placement.

Each Special Warrant shall convert into one Unit of the Company (a “Unit”) at no additional cost upon the earlier of: (i) the Company obtaining a receipt from the applicable securities commission(s) in Canada for the final prospectus qualifying the distribution of the Units to be issued upon exercise or deemed exercise of the Special Warrants; and (ii) the date that is four months and a day after date of issuance of the Special Warrants.

Each Unit is comprised of one Class A Subordinate Voting share of the Company (a “Unit Share”), and one-half of one Class A Subordinate Voting share purchase warrant (each full warrant, a “Unit Warrant”). Each Unit Warrant shall be exercisable into one Class A Subordinate Voting share of the Company (a “Unit Warrant Share”) at a price of C$1.50 per Unit Warrant Share for a period of two (2) years from the date of issue of the Unit Warrants.

The proceeds received from the Private Placement are to be used for general corporate and working capital purposes, for the continued development of GeniusTM and the release of the Genius beta program, and the repayment of outstanding loans. In particular, US$2,000,000 of the proceeds received will be used to repay the outstanding principal amount of loans accepted by VERSES Technologies, USA Inc., a wholly owned subsidiary of the Company, from two arms’- length investors, as further described in the Company’s news release dated March 18, 2024. All securities issued pursuant to the Private Placement will be subject to a four-month hold period from the date of issue.

Under the First Tranche, the Company paid fees to eligible finders consisting of: (i) C$90,400; and (ii) 90,400 finder warrants (the “Finder Warrants”). Each Finder Warrant will be exercisable into one unit (a “Finder Unit”) at a price of C$1.00 per Finder Unit until the date that is two (2) years from the date of issue of the Finder Warrants, which Finder Unit will be comprised of a Class A Subordinate Voting share of the Company and one-half of one Class A Subordinate Voting share purchase warrant (each, whole warrant, a “Finder Unit Warrant”). Each Finder Unit Warrant shall be exercisable into one Class A Subordinate Voting share of the Company (a “Finder Unit Warrant Share”) at a price of C$1.50 per Finder Unit Warrant Share for a period of two (2) years from the date of issue of the Finder Unit Warrants.

Under the Second Tranche, the Company paid fees to eligible finders consisting of: (i) C$180,660; and (ii) 180,160 Finder Warrants. In the aggregate, the Company has paid to eligible finders C$271,060 and 270,560 Finder Warrants under the Private Placement.

A director and an officer of the Company purchased an aggregate of 76,582 Special Warrants under the First Tranche and such participation is considered to be a “related party transaction” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“61-101”). The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of 61-101 in respect of such insider participation as neither the fair market value of the securities issued to the related parties nor the consideration for such securities exceeded 25% of the Company’s market capitalization. The Company did not file a material change report more than 21 days before the expected closing of the First Tranche, as the details and amounts of the insider participation were not finalized until closer to the closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

The Special Warrants were offered to investors under the Private Placement in both Canadian dollar and United States dollar denominations and as such, the gross proceeds of the Private Placement were determined in part by using an exchange rate of USD$1.00:C$1.3699.

5.2	Disclosure for Restructuring Transactions

N/A

2

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, contact:

Kevin Wilson

Chief Financial Officer

Tel. (323) 868-0514

Email: kevin.w@verses.ai

Item 9	Date of Report

May 9, 2024

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